Amplify ETF Trust
310 South Hale Street
Wheaton, Illinois 60187

June 6, 2019

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Acceleration of Form N-14 (File No. 333-230608)

Ladies and Gentlemen:

The undersigned, Amplify ETF Trust (the “Registrant”) and Foreside Fund Services, LLC, the principal underwriter of the Amplify High Income ETF, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully request that the Commission grant acceleration of the effectiveness of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (referenced above), filed on May 28, 2019, so that the same may become effective at 10:00 a.m., Eastern time on June 7, 2019, or as soon thereafter as practicable.

Very truly yours,

Amplify ETF Trust

By:	/s/ Christian Magoon
Christian Magoon
Chairman of the Board of Trustees
President and Chief Executive Officer

Foreside Fund Services, LLC

By:	/s/ Mark Fairbanks
Mark Fairbanks
Vice-President